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                 April 5, 2024

       Konstantinos Konstantakopoulos
       Chief Executive Officer
       Costamare Inc.
       7 rue du Gabian
       MC 98000 Monaco

                                                        Re: Costamare Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed March 29,
2024
                                                            File No. 333-278366

       Dear Konstantinos Konstantakopoulos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              D. Scott Bennett, Esq.